DM

SEC 19003225

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Analysis Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, Suite 3900
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Riaad Khan (312) 258-7199
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 27 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Riaad Khan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Analysis Securities Corporation, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANGELA E SOLIZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/30/19

Notary Public

Signature

Treasurer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to SEC Rule 17a-5 and Report of Independent Registered Public Accounting Firm

First Analysis Securities Corporation

December 31, 2018

This report is deemed public in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Contents

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Stockholder and the Board of Directors of
First Analysis Securities Corporation

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of First Analysis Securities Corporation (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 25, 2019

First Analysis Securities Corporation
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$ 7,118,249
Accounts receivable	819,314
Receivables from clearing broker	332,072
Deferred tax asset, net	-
TOTAL ASSETS	$ 8,269,635

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 4,078,579
Payable to affiliate	319,968
Deferred revenue	21,781
Total liabilities	4,420,328
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Paid-in capital	15,632,489
Accumulated deficit	(11,784,182)
Total stockholder's equity	3,849,307
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,269,635

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION

First Analysis Securities Corporation (the Corporation) is a wholly owned subsidiary of First Analysis Corporation (the Parent). The Corporation is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Corporation acts as an introducing broker in executing customer transactions and is an investment banker engaging in underwritings and private placements.

The Corporation operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC, and as such, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) states that the Corporation clear all transactions on behalf of its customers on a fully disclosed basis with a clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related book and records that are customarily kept by a clearing broker. Industrial and Commercial Bank of China Financial Services, LLC serves as the clearing broker for the Corporation.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies

The Corporation follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Fair Value Measurements

The Corporation defines fair value as the amount to be received to sell an asset in an orderly transaction with market participants at the reporting date. Money market funds are valued based on the published net asset value per share on the day of valuation.

The Corporation classifies its investments under a fair value hierarchy as follows: Level 1, which refers to securities traded in an active market; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available or Level 1 securities that have a contractual restriction; and Level 3, which refers to securities not traded in an active market and for which no significant observable market inputs are available. At December 31, 2018, the Corporation's assets were classified as follows, based on fair values:

	Level 1	Level 2	Level 3	Total
Money market funds (1)	$ 6,671,366	$ -	$ -	$ 6,671,366

(1) Included in cash and cash equivalents on the accompanying statement of financial condition.

The Corporation assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

with the Corporation's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

Revenue Recognition

Commissions revenue includes trading commissions and research commissions. Trading commissions are derived from securities transactions, which are recorded on the trade date. Research commissions represent payments from third parties for investment research services provided. The performance obligation for research commissions is satisfied when the research services are provided to the customer. These commissions are generally recognized for the period in which they were invoiced and/or received.

Consulting fees and underwriting fees represent investment banking revenues. The Corporation recognizes investment banking revenue when (i) there is substantial evidence of an arrangement with a client, (ii) the agreed-upon services have been completed and delivered to the client or the transaction or events noted in the engagement letter are determined to be substantially complete, (iii) fees are fixed and determinable, and (iv) collection is reasonably assured.

As part of consulting fees, success fees are recognized when the services related to the underlying transactions are completed in accordance with the terms of the engagement letter and all other requirements for revenue recognition are met. On-going retainer fees are also earned and recognized as consulting fees over the period in which the related services are performed. Deferred revenue represents the portion of retainer fees received by the Corporation for which revenue has not yet been recognized. Underwriting fees are recognized on the trade date.

Interest income is recognized on an accrual basis.

The Corporation discloses receivables from contracts with customers separately in the state of financial condition. To satisfy the other disclosure requirements for contract assets and liabilities, the Corporation includes the following information:

	2018	2017
Contract assets	896,147	236,402
Contract liabilities (deferred revenue)	(21,781)	(121,836)

The timing of revenue recognition, billings, and cash collections results in receivables, contract assets and contract liabilities. Generally, billing occurs subsequent to revenue cognition, resulting in contract assets. Occasionally, the Corporation may receive advances or deposits from our customers before revenue is recognized, resulting in contract liabilities. Accounts receivable are recorded when consideration becomes

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

unconditional. Contract assets are included in accounts receivable and receivables from clearing broker, and contract liabilities are included in deferred revenue in the statement of financial condition.

In 2018, contract assets increased by $659,745 and contract liabilities decreased by $100,055 as a result of business operations.

Income Taxes

Income taxes are provided at the statutory rate based on income reported in the financial statements.

The Corporation is a member of a controlled group for income tax purposes and files as part of a consolidated federal income tax return with the Parent. The Corporation reports income taxes based on the separate company methodology.

The Corporation's provision for income taxes is calculated using the asset and liability method. The measurement of deferred tax assets and liabilities is based on enacted tax rates that will be in effect when the deferred items are expected to be realized. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based on available evidence.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. As of December 31, 2018, the open tax years are 2015 through 2018. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Corporation did not have any material amounts accrued for interest and penalties at December 31, 2018. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations. There were no material uncertain tax positions at December 31, 2018.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash at banks, money market funds, and money market accounts.

The Corporation is exposed to concentrations of credit risk. The Corporation maintains cash and cash equivalents at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At times, the Corporation may maintain balances in excess of FDIC limits. In addition, the Corporation holds money market funds and money market accounts with a financial institution where the Corporation is exposed to credit risks associated with the performance of the counterparty. The Corporation monitors these credit risks at financial institutions and has not experienced any losses related to these risks.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Recent Accounting Pronouncements

On May 28, 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 is a new revenue recognition standard that eliminates the transaction and industry specific revenue recognition guidance under current U.S. GAAP and requires a company to recognize revenue at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*. ASU 2015-14 defers the effective date of ASU 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period.

The Corporation identified its revenues and costs that are within the scope of the new guidance. The Corporation's current methods of recognizing investment banking revenues were not significantly impacted by the new guidance.

The Corporation adopted this guidance, using a modified retrospective method, for all contracts that were not completed as of January 1, 2018. Upon adoption, the Corporation has identified that there would be no adjustment to retained earnings.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which supersedes the leasing guidance in the Accounting Standards Codification (ASC) 840, Leases. Under ASU 2016-02 lessees are required to recognize a right-of-use asset and lease liability for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of operations. The right-of-use asset and corresponding liability will be allocated to and reflected in the financial statements of the entity that has the ability to use the leased asset. This guidance is effective for fiscal periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest period in the financial statements. As of December 31, 2018, the Corporation concluded it does not have any leases that meet the definition under ASC 842. The Corporation will adopt this guidance effective as of January 1, 2019.

NOTE C – RECEIVABLE FROM AND DEPOSIT WITH CLEARING BROKER

The Corporation clears customer transactions on a fully disclosed basis through the Corporation's clearing broker.

Amounts receivable from and on deposit with the clearing broker at December 31, 2018, consist of the following:

Deposit	$ 250,000
Cash	76,833
Interest receivable	5,239
	$ 332,072

The deposit is required to be maintained in accordance with the Corporation's agreement with the clearing broker. In addition, the agreement with the clearing broker requires a Minimum Clearance Fee of $10,000 per month.

NOTE D - RELATED-PARTY TRANSACTIONS

The Parent performs certain administrative functions, including payment of common expenses, and other indirect expenses of the Corporation. Pursuant to a written agreement between the Parent and Corporation, the Corporation reimburses the Parent for its allocated portion of these expenses. At December 31, 2018, the Corporation had a payable to the Parent in the amount of $319,968, which is included in payable to affiliate on the accompanying statement of financial condition.

The Parent leases office space under a long-term lease agreement, a portion of which is made available to the Corporation through an expense sharing agreement. The Corporation pays the Parent for rent on a pro rata basis of the Parent's total rent payments. As the Parent's lease has a rent holiday and escalation clauses, the Corporation records rent expense on a straight-line basis. The difference between the rent expense recorded and the actual payments to the Parent is recorded as a liability. At December 31, 2018, the accrued rent liability of $278,891 is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

The Parent has a stock option plan. Stock options have been granted with an exercise price greater than the fair market value of the Company stock on the date of grant and have a 15-year contractual term. The stock options vest one-third after years five, seven and nine. Various employees of the Corporation have stock options under such plan. At December 31, 2018, the Parent had 444,520 stock options outstanding, of which 210,970 were granted to employees of the Corporation. The 210,970 options outstanding have exercise prices between $87.00 and $103.75, with a weighted-average exercise price of $96.70 and a weighted-average remaining contractual life of 7.97 years.

The fair market value of stock options is estimated using the Options Pricing Model and the Corporation uses the following method to determine its underlying assumptions: expected volatilities are based on the historical volatilities of comparable public companies' common stock prices; the expected term represents the remaining period during which the option contracts are expected to be outstanding; the risk-free interest rate is based on the U.S. Treasury bonds issued with similar life terms to the expected term; the forfeiture rate is

NOTE D - RELATED-PARTY TRANSACTIONS - CONTINUED

based on historical experience; and the Parent has not historically issued any dividends and does not expect to in the future.

The vested balance of these awards is $2,129,517, as of December 31, 2018, and is included within accounts payable and accrued expenses on the accompanying statement of financial condition.

NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Customers' transactions are introduced to and cleared through Industrial and Commercial Bank of China Financial Services, LLC, the Corporation's clearing broker. Under the terms of its clearing agreement, the Corporation guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines.

Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Corporation is exposed to off-balance-sheet counterparty risk resulting from principal transactions in securities. Such risk arises in the event that counterparties fail to satisfy their obligations and the related collateral is insufficient. The Corporation monitors such risk on a daily basis.

The receivable from and deposit with the clearing broker, resulting from the Corporation's trading and brokerage activities, represent a concentration of credit risk. The Corporation does not anticipate nonperformance by its customers or clearing broker. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

NOTE F - NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the Rule). Under the Rule, the Corporation is required to maintain net capital equivalent to $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day but, at December 31, 2018, the Corporation had net capital and net capital requirements of $2,896,550 and $294,689, respectively. The Rule may effectively restrict the payment of cash dividends. The ratio of aggregate indebtedness to total net capital was 1.53 to 1 at December 31, 2018.

NOTE G - INDEMNIFICATIONS

In the normal course of business, the Corporation is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict

NOTE G – INDEMNIFICATIONS - CONTINUED

their outcomes. The Corporation also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Corporation's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Corporation that have not yet occurred. The Corporation expects the risk of loss to be remote.

NOTE H - INCOME TAXES

Deferred income taxes relate primarily to the difference between the tax basis and carrying value of accrued expenses and investments.

The Tax Cuts and Jobs Acts was signed into law on December 22, 2017. This Act reduced the federal corporate tax rate. The Corporation recalculated the deferred tax asset, before valuation allowance, using the new rate of 21%.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. A deferred tax asset of $3,270,875 for the year ended December 31, 2018 has been reduced to $0 through a valuation allowance.

Deferred tax assets as of December 31, 2018, are comprised of the following:

Deferred tax assets		
NOL carryforwards	$	2,352,219
Stock compensation		607,019
Investment in securities		150,366
Deferred rent		79,498
Other accruals and reserves		81,773
Total deferred income tax asset		3,270,875
Less: valuation allowance		(3,270,875)
Net deferred income tax asset	$	-

NOTE I - SUBSEQUENT EVENTS

The Corporation's management has determined that no other material events or transactions occurred subsequent to December 31, 2018 and through the date the Corporation's financial statements were issued, that would require adjustments and/or additional disclosures in the Corporation's financial statements.